# Perfekto Values



priority setting:

1. PURPOSE

2. PEOPLE

3. CUSTOMERS

4. INVESTORS

No waste

Perfekto con K

Impakt above all

Community

Community

# No waste

Speed
Proactivity
Result oriented
Practical

Our fight against waste doesn't stop with food. Being #nowaste means we don't waste time by blaming others. We propose solutions. If we don't know the ideal solution, we don't waste time pondering - we test, learn and progress. Thereby, we don't waste the trust that investors and the community put in Perfekto to reach the vision that unites us.

We value resources in every sense. Our mission is to avoid food is wasted but also:

- We don’t waste time
- We don’t waste money
- We don’t waste trust
- We don’t waste feedback oportunities

# Perfekto con K

Openness
Vulnerability
Real

We know that what makes us special are our imperfections and differences. Not judging by race, religion, gender, sexual preferences, socioeconomic level, etc should always be a given, not something to strive for. We celebrate differences and know they make us stronger as a team.

Being #perfektoconK also means understanding that things won't always work out perfectly, but instead that we take accountability to do it better next time and learn from our mistakes.

Acceptance and inclusion is in our DNA. We celebrate ugly fruits but also learning from mistakes ans uniqueness.

- ○ We celebrate differences
- ○ We practice empathy
- ○ We own our mistakes

Eso de discriminar no es lo nuestro. Vemos la vida como una mezcla perfecta de muchos colores, olores y sabores. Somos curiosos, nos intriga conocer todas las formas en las que se puede ver la vida y eso nos enriquece como individuos.

# True self

# Purpose above all

Creative
Challenge status quo
Mission

With the aim of creating a lasting impact, we know we have to challenge the status quo and find new ways of doing things. This maintaining a curious mindset and creating space for ideas amongst the team by promoting flat hierarchies. Being #impaktful means we maintain a hands-on attitude with the goal to create a more sustainable future. We don't wait for others to make it happen.

lead by example

To be the driving force we want we must focus on generating impact above all.

- No hierarchies
- Hands-on
- Challenge status-quo

Tenemos un trabajo que hacer. Todas nuestras acciones llevan a un mismo objetivo.

Iniciativa

# We is the new I

**Customer focused**, collective mindset, community before self, us before me,

Single bananas make a bunch #bananabunch

- cooperation / collaboration
- think of all stakeholders
- We are all one team > apoyo (1x)
- to achieve our mission we have to create a community
- Perfekto IS the community
- from supplier, to team, to customers

Team
Customer

# Enjoy the ride

xxxxxx

Somos reales, con nosotros mismos, con los que nos rodean y con los que contratan nuestro servicio.
Sabemos que la base de toda relación es la honestidad y queremos ser dignos de la confianza que nuestros clientes nos ofrecen.


**Customer first**

**Iniciativa**

**Ética**

# Behaviors